Filed pursuant to Rule 424(b)(3)

File No. 333-295449

FIRST EAGLE PRIVATE CREDIT FUND

SUPPLEMENT NO. 5 DATED SEPTEMBER 24, 2026

TO THE PROSPECTUS DATED MAY 1, 2026

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of First Eagle Private Credit Fund (“we,” “us,” “our,” or the “Fund”), dated May 1, 2026 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

On August 26, 2026, First Eagle Holdings, Inc. announced a definitive agreement under which Victory Capital Holdings, Inc. (NASDAQ: VCTR) (“Victory Capital”) will acquire First Eagle Holdings, Inc.

First Eagle Holdings, Inc. is the parent company of First Eagle Investment Management, LLC, which is the investment adviser to the Fund, and First Eagle Alternative Credit, LLC, which is the investment subadviser to the Fund. Victory Capital is a diversified global asset management firm headquartered in San Antonio, Texas.

The transaction will result in First Eagle Investment Management, LLC and First Eagle Alternative Credit, LLC becoming indirect wholly-owned subsidiaries of Victory Capital. First Eagle Holdings, Inc. is currently owned by investment vehicles indirectly controlled by Genstar Capital, a private equity firm, and by First Eagle employees. As a result of the transaction, Genstar will become a strategic shareholder of Victory Capital.

The transaction is expected to be completed in the first quarter of 2027, subject to customary closing conditions, including obtaining necessary fund and client consents and customary regulatory approvals.

As required under the Investment Company Act of 1940, as amended, closing of the transaction will be deemed an “assignment” of the current investment advisory agreement between the Fund and First Eagle Investment Management, LLC, and the current subadvisory agreement between the Fund, First Eagle Investment Management, LLC and First Eagle Alternative Credit, LLC, which will result in automatic termination of the agreements. It is anticipated that the Board of Trustees of the Fund (the “Board”) will consider (i) a new investment advisory agreement between the Fund and Victory Capital Management Inc. (“Victory Capital Management”), an affiliate of Victory Capital and (ii) a new subadvisory agreement between the Fund, Victory Capital Management and First Eagle Alternative Credit, LLC (together, the “New Advisory Agreements”). If approved by the Board, the New Advisory Agreements will be presented to the shareholders of the Fund for approval, and, if so approved by shareholders, will take effect upon closing of the transaction or such later time as shareholder approval is obtained. There is no assurance that the Board or the shareholders will approve the New Advisory Agreements.

Following the closing of the transaction, First Eagle Investments will operate on Victory Capital’s platform, while retaining its brand. First Eagle Alternative Credit, LLC will remain a part of the alternative credit platform led by Napier Park Global Capital LLC, which will serve as Victory Capital’s alternative investments platform following the closing of the transaction, and continue to operate autonomously, with no changes to investment philosophies or processes.

No shareholder action is necessary at this time. More detailed information regarding the transaction and the proposals to be voted upon by shareholders will be provided in a forthcoming proxy statement.

This Supplement is not a proxy and is not soliciting any proxy, which can only be done by means of a proxy statement.